                                                                    EXHIBIT 99.2

                               [EXTENDICARE LOGO]

               3000 STEELES AVENUE EAST, MARKHAM, ONTARIO L3R 9W2

                          NOTICE OF THE ANNUAL MEETING
                  OF HOLDERS OF SUBORDINATE VOTING SHARES AND
                             MULTIPLE VOTING SHARES

         NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of Subordinate Voting Shares and Multiple Voting Shares of Extendicare Inc. (the "Company") will be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Thursday, May 6, 2004 at 4:00 p.m., Toronto time, for the following purposes:

         (1) receiving and considering the financial statements of the Company for the year ended December 31, 2003 and the report of the auditors thereon;

         (2) electing directors;

         (3) appointing auditors; and

         (4) transacting such further business as may properly come before the Meeting or any adjournment thereof.

         A description of the matters to be submitted to the Meeting is contained in the Management Information and Proxy Circular accompanying this Notice of Meeting.

         Holders of Subordinate Voting Shares and Multiple Voting Shares who are unable to attend the Meeting in person are requested to date, sign and return the enclosed appropriate form of proxy in the envelope provided for that purpose. To be valid, shareholders' proxies must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Monday, May 3, 2004.

         DATED at Markham, Ontario this 12th day of March 2004.

                                            On behalf of the Board of Directors,

                                            By: /s/ Jillian E. Fountain

                                            Jillian E. Fountain
                                            Corporate Secretary

                    MANAGEMENT INFORMATION AND PROXY CIRCULAR

                             SOLICITATION OF PROXIES

         THIS MANAGEMENT INFORMATION AND PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF EXTENDICARE INC. ("EXTENDICARE" OR THE "COMPANY") FOR USE AT THE ANNUAL MEETING (THE "MEETING") OF THE HOLDERS OF THE SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES OF THE COMPANY TO BE HELD AT 4:00 P.M. (TORONTO TIME) ON THURSDAY, MAY 6, 2004 OR ANY ADJOURNMENT THEREOF FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. The information contained herein is given as of March 12, 2004, except as otherwise noted. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Company. The total costs of solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

         The persons named in the accompanying forms of proxy are officers and/or directors of the Company who have been designated by management of the Company to represent shareholders. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY STRIKE OUT THE PRINTED NAMES AND INSERT THE NAME OF THE SHAREHOLDER'S CHOSEN PROXY IN THE BLANK SPACE PROVIDED IN THE PROXY FOR THAT PURPOSE OR COMPLETE ANOTHER FORM OF PROXY.

         To be valid, shareholders' proxies must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Monday, May 3, 2004.

         Non-registered shareholders or shareholders that hold their shares in the name of a "nominee" such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Management Information and Proxy Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since Extendicare's registrar and transfer agent, Computershare Trust Company of Canada, does not have a record of the names of the Company's non-registered shareholders, Computershare Trust Company of Canada will have no knowledge of a non-registered shareholder's right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

                              REVOCATION OF PROXIES

         Any shareholder who has given a proxy may revoke it by preparing a written statement to this effect. The statement must be executed by the shareholder or by his or her attorney authorized in writing to do so. This statement must be delivered either to the Corporate Secretary at the head office of the Company no later than 5:00 p.m. (Toronto time) on Wednesday, May 5, 2004 or, as to any matter upon which a vote has not already been cast, with the Chairman on the day of the Meeting, May 6, 2004, or any adjournment thereof.

                     EXERCISE OF DISCRETION BY PROXYHOLDERS

         The shares represented by properly executed proxies appointing management nominees will be voted for, voted against or withheld from voting in accordance with the specification made by the shareholder on the particular form of proxy. IN THE ABSENCE OF ANY SUCH SPECIFICATION, IT IS INTENDED THAT PROXIES APPOINTING MANAGEMENT NOMINEES WILL BE VOTED FOR THE ADOPTION OF ALL RESOLUTIONS REFERRED TO IN THE NOTICE OF MEETING.

                           EXTENDICARE PROXY CIRCULAR

         The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Company knows of no such amendments, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the person named in the enclosed form of proxy will vote on such matters in accordance with their judgement, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

                                  VOTING RIGHTS

         There were 56,754,086 Subordinate Voting Shares and 11,911,692 Multiple Voting Shares issued and outstanding at the close of business on March 12, 2004. Holders of Subordinate Voting Shares are entitled to cast one vote per share and holders of Multiple Voting Shares are entitled to cast ten votes per share on all matters coming before the Meeting. The Subordinate Voting Shares do not contain take-over protection provisions or "coattails". (For additional information, see "Principal Holders of Subordinate Voting Shares and Multiple Voting Shares".)

         In accordance with the provisions of the Canada Business Corporations Act, a record date of March 19, 2004 has been set as the date for determining the shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on March 19, 2004, shall be entitled to vote at the Meeting or any adjournment thereof. The final date by which the Company must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of shareholders to be held in 2005 is December 13, 2004.

    PRINCIPAL HOLDERS OF SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

         To the knowledge of the directors and officers of the Company, the following table indicates the holdings of shareholders that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the outstanding Subordinate Voting Shares and/or Multiple Voting Shares of the Company:

                                                 APPROXIMATE           PERCENTAGE OF ISSUED
                                               NUMBER OF SHARES             SHARES (%)
                                            -----------------------   ----------------------
                                            SUBORDINATE   MULTIPLE    SUBORDINATE   MULTIPLE   PERCENTAGE
                                              VOTING       VOTING       VOTING       VOTING     OF TOTAL
               SHAREHOLDER                    SHARES       SHARES       SHARES       SHARES    VOTES (%)
               -----------                  -----------   ---------   -----------   --------   ----------
875760 Ontario Inc. (3)                         30,000      362,158       0.05         3.04        2.08

Kingfield Investments Limited (1)(3)                 -      500,000          -         4.20        2.84

Scotia Investments Limited (2) (3)               8,667    7,600,000       0.02        63.80       43.22

Clearwater Capital Management Inc.                   -    1,410,730          -        11.84        8.02

Phillips, Hager & North Investment
Management Ltd., on behalf of its clients    7,917,759            -      13.95            -        4.50

Notes:

(1) Of these shares, 100,000 are held directly and the remainder are held through subsidiaries or by corporations that have granted to Kingfield Investments Limited control or direction over the shares. All of the outstanding voting shares of Kingfield Investments Limited are held directly by H. Michael Burns.

(2) These shares are held either directly or indirectly through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by members of the family of the late R. A. Jodrey.

(3) There is an agreement between 875760 Ontario Inc., Kingfield Investments Limited and Scotia Investments Limited to act in concert with one another in all matters and transactions affecting Extendicare and its management, ownership and financial affairs.

                           EXTENDICARE PROXY CIRCULAR

         In a letter dated November 12, 1991, David J. Hennigar and H. Michael Burns wrote:

                  "We are writing on behalf of our Families (ourselves and members of our families) regarding the disposition of [Multiple Voting] Shares of [Extendicare] owned or controlled by our Family Group (our Families and companies owned or controlled by them or bound by the agreement between them to act in concert with respect to [Extendicare]). Attached hereto see Schedule A.

                  We confirm that our Family Group will not sell [Multiple Voting] Shares presently owned by our Family Group to a non-member of our Family Group so as to effect a change of control of [Extendicare] unless an offer is concurrently made to purchase all the [Multiple Voting] Shares of [Extendicare] at the same price and to purchase all the [Subordinate Voting] Shares of [Extendicare] at an equivalent price.

                  Members of the Family Group reserve the right to sell [Multiple Voting] Shares to other members of the Family Group."

         Schedule A to the letter sets out a list of companies bound by the agreement which, at November 12, 1991, held in the aggregate the equivalent of 11,866,260 Multiple Voting Shares and, as of March 12, 2004, hold in the aggregate 8,462,158 Multiple Voting Shares constituting 71.04% of those shares outstanding and representing 48.12% of the voting rights. The undertaking contained in the letter does not constitute take-over protection or "coattails" for the holders of the Subordinate Voting Shares. Compliance by the members of the Family Group with their undertaking would in many circumstances, were a change of control of Extendicare to occur, result in the holders of Subordinate Voting Shares being offered equivalent consideration to that offered to holders of Multiple Voting Shares; however, there are certain circumstances in which the holders of the Subordinate Voting Shares could be offered less than an equivalent price or not receive an offer at all were a change of control of Extendicare to occur. The letter does not purport to give to the holders of Subordinate Voting Shares a specific right to enforce compliance by members of the Family Group although the appropriate regulatory authorities might either on their own or at the request of holders of Subordinate Voting Shares take action in an attempt to enforce compliance.

                             APPOINTMENT OF AUDITORS

         With the recommendation of the Audit Committee, the representatives of management, if named as proxy by holders of Subordinate Voting Shares and Multiple Voting Shares, intend to vote for the reappointment of KPMG LLP, the present auditors, as auditors of the Company to hold office until the next Annual Meeting of Shareholders, unless authority is withheld in the form of proxy.

                            AUDIT AND NON-AUDIT FEES

         For the year 2003, the Company incurred fees payable to KPMG LLP for audit and audit-related (including separate audits of subsidiary entities, financings and regulatory reporting requirements) services of Cdn$1,064,000 (2002 - Cdn$1,264,000). In addition, non-audit fees of Cdn$2,000 (2002 -
Cdn$31,000) were incurred for tax planning and Cdn$59,000 (2002 - Cdn$12,000) for other client assistance services rendered by KPMG LLP.

         As discussed in the "Report of the Audit Committee" on page 12, the Committee has reviewed the nature of these fees and agreed that these fees are compatible with maintaining the independence of the Company's auditors.

                              ELECTION OF DIRECTORS

         The articles of the Company provide that the Board of Directors shall consist of a minimum of seven and a maximum of 20 directors, with the actual number of directors to be determined from time to time by the Board within the minimum and maximum number provided for in the articles. At the present time, the Board of Directors consists of 13 directors.

         The by-laws of the Company provide that each director shall be elected to hold office for a three-year term. All of the current directors whose terms are expiring at the Meeting are proposed by management to be elected to serve another term.

         The following information relates to: each director who is expected to be nominated to serve as a director at the Meeting with a term that will expire at the Annual Meeting of Shareholders in 2007; each director with a term that expires at the Annual Meeting of Shareholders in 2005; and each director with a term that expires at the Annual Meeting of Shareholders in 2006. The representatives of management, if named as proxy by holders of Subordinate Voting Shares and Multiple Voting Shares, intend to vote for the election of the persons indicated below to the Board of Directors, unless authority is withheld on the form of proxy. Management does not contemplate that any of the proposed nominees will be unable to serve as a director. If, for any reason, any of the proposed nominees are unable to serve as such, the representatives of management, if so named as proxy, reserve the right to vote for any other nominees in their sole discretion. The following information relating to the nominees as directors and to the directors continuing in office is based partly on the Company's records and partly on information received by the Company from such persons.

                           EXTENDICARE PROXY CIRCULAR

                                                                                                             NUMBER OF SHARES
                                                                                                            BENEFICIALLY OWNED
                                                                                                              OR CONTROLLED
                                                                                                          ----------------------
DIRECTOR'S NAME, OTHER POSITION WITH THE COMPANY, AND                           DATE FIRST ELECTED OR     SUBORDINATE   MULTIPLE
                PRINCIPAL OCCUPATION                                            APPOINTED A DIRECTOR       VOTING(1)     VOTING
-----------------------------------------------------                           --------------------      -----------   --------
(I)DIRECTORS WHO WILL BE NOMINATED TO SERVE UNTIL THE ANNUAL MEETING IN 2007:

SIR GRAHAM DAY (CG)(HR)                                                            April 26, 1989            10,120       2,000
Chairman, Sobeys Inc.
(national food distributor)

DAVID J. HENNIGAR (CG)                                                            October 8, 1980                 -      15,400
Chairman, Extendicare Inc.

FREDERICK B. LADLY (CG) (HR) (QS)                                                    June 6, 1986            52,713           -
Deputy Chairman, Extendicare Inc.; Vice-Chairman, Crown Life
Insurance Company (insurance)

J. THOMAS MACQUARRIE, Q.C. (A) (HR)                                               October 8, 1980            52,819       9,400
Senior Partner, Stewart McKelvey Stirling Scales
(barristers and solicitors)

(II)DIRECTORS WITH TERMS THAT EXPIRE AT THE ANNUAL MEETING IN 2005:

DEREK H.L. BUNTAIN (A) (HR) (IS)                                                   April 26, 1995            40,841         200
President, The Dundee Bank (private bank)

H. MICHAEL BURNS (CG) (IS) (2)                                                     March 24, 1978                 -      14,300
Deputy Chairman, Extendicare Inc.

GEORGE S. DEMBROSKI (A)(IS)                                                        April 26, 1995             5,000           -
Corporate Director

MICHAEL J.L. KIRBY (CG) (HR) (QS)                                                  March 11, 1987            10,500           -
Senator, Parliament of Canada

ALVIN G. LIBIN (A)                                                               January 20, 1984           802,000           -
President, Balmon Holdings Ltd. (investment company)

(III)DIRECTORS WITH TERMS THAT EXPIRE AT THE ANNUAL MEETING IN 2006:

DAVID M. DUNLAP (A) (HR) (QS)                                                     October 8, 1980            39,124           -
Chairman, G.F. Thompson Co. Ltd. (manufacturing)

GEORGE A. FIERHELLER (A) (IS)                                                      April 21, 1981            37,584       2,000
President, Four Halls Inc. (private investment and consulting)

DR. SETH B. GOLDSMITH (CG) (QS)                                                 February 23, 1995             5,000           -
Attorney and Professor Emeritus, University of Massachusetts

MEL RHINELANDER                                                                       May 2, 2000            78,700       2,000
President and Chief Executive Officer, Extendicare Inc.

(A) Member of the Audit Committee.

(CG) Member of the Corporate Governance and Nominating Committee.

(HR) Member of the Human Resources Committee.

(IS) Member of the Information Systems Committee.

(QS) Member of the Quality Standards Committee.

Notes:

(1) The directors have also been granted options to purchase Subordinate Voting Shares under the Company's stock option plan.

(2) In addition, H. Michael Burns holds directly all of the outstanding voting shares of Kingfield Investments Limited. (For additional information, see "Principal Holders of Subordinate Voting Shares and Multiple Voting Shares".)

                           EXTENDICARE PROXY CIRCULAR

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The Summary Compensation Table details compensation information for the three fiscal years ended December 31, 2003 for each of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                                COMPEN-
                                            ANNUAL COMPENSATION                 SATION
                                     ------------------------------------     ----------
                                                                   OTHER      SECURITIES
                                                                   ANNUAL       UNDER      ALL OTHER
                                                                  COMPEN-      OPTIONS      COMPEN-
NAME AND PRINCIPAL POSITION WITH            SALARY     BONUS     SATION (1)    GRANTED     SATION (2)
           THE COMPANY               YEAR    (US$)     (US$)       (US$)         (#)         (US$)
---------------------------------    ----   -------   -------    ----------   ----------   ----------
M.A. Rhinelander                     2003   650,000   950,000      44,512      100,000       11,632
President and Chief Executive        2002   500,000   500,000      34,585      100,000        8,447
Officer, Extendicare Inc.            2001   400,000   200,000      38,420      100,000        9,073

M.W. Durishan                        2003   265,000   150,000           -       30,000       41,750
Vice-President, Finance and Chief    2002   258,000   116,100           -       30,000       47,212
Financial Officer, Extendicare       2001   250,000    80,000           -       20,000       38,845
Inc.

P. W. Small (3)                      2003   310,000   174,500           -       30,000       40,381
Executive Vice-President and         2002   275,500   115,000           -       30,000       33,228
Chief Operating Officer,             2001   145,833    55,000           -       50,000       12,500
Extendicare Health Services, Inc.

R. L. Bertrand                       2003   240,000   120,000           -       30,000       36,768
Senior Vice-President,               2002   230,000    92,000           -       30,000       37,663
Development,                         2001   215,000    80,000           -       15,000       40,282
Extendicare Health Services, Inc.

D. K. Howe                           2003   227,000   100,000           -       15,000       38,824
Senior Area Vice-President,          2002   200,000    70,000           -       10,000       35,977
Extendicare Health Services, Inc.    2001   180,000    10,000           -       10,000       24,276

Notes:

(1) The aggregate amount of perquisites and other benefits for each named executive officer is less than the lesser of US$50,000 and 10% of total annual salary and bonus. In the case of M. A. Rhinelander, the amount is comprised of car allowance and flexible account.

(2) For M. A. Rhinelander these amounts reflect premiums paid by the Company for term life insurance and long-term disability. All other compensation, in the case of M. W. Durishan, R. L. Bertrand, P. W. Small and D. K. Howe, includes payments for life insurance and long-term disability premiums and contributions to a deferred compensation and a defined contribution retirement plan.

(3) P. W. Small commenced employment with the Company in June 2001 as Senior Vice-President, Strategic Planning. On February 19, 2004, Mr. Small was appointed to the position of Executive Vice-President and Chief Operating Officer of Extendicare Health Services, Inc.

STOCK OPTION PLAN

         The Company's Stock Option Plan (the "Plan") provides for the granting, from time to time, at the discretion of the Board of Directors, to certain directors, officers and employees of the Extendicare group of companies, of options to purchase Subordinate Voting Shares of the Company for cash. The Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on the Toronto Stock Exchange on the trading day prior to the date of grant. It also permits options to be exercised for a period not to exceed either five or ten years from the date of grant, as determined by the Board of Directors at the time the option is granted. The options vest equally over the first four years and the Plan contains provisions for appropriate adjustments in the event of corporate reorganizations of the Company.

                           EXTENDICARE PROXY CIRCULAR

The following table outlines stock options granted during 2003 to the named executive officers under the plan:

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                    SECURITIES     % OF TOTAL                         MARKET VALUE OF
                      UNDER         OPTIONS                              SECURITIES
                     OPTIONS       GRANTED TO       EXERCISE OR      UNDERLYING OPTIONS
                     GRANTED      EMPLOYEES IN      BASE PRICE      ON THE DATE OF GRANT
      NAME             (#)       FINANCIAL YEAR   (CDN$/SECURITY)     (CDN$/SECURITY)      EXPIRATION DATE
      ----          ----------   --------------   ---------------   --------------------   ---------------
M. A. Rhinelander    100,000         21.83             3.45                3.45              May 7, 2008
M. W. Durishan        30,000          6.55             3.45                3.45              May 7, 2008
P. W. Small           30,000          6.55             3.45                3.45              May 7, 2008
R. L. Bertrand        30,000          6.55             3.45                3.45              May 7, 2008
D. K. Howe            15,000          3.28             3.45                3.45              May 7, 2008

         The following table outlines stock options exercised during 2003 and option values at December 31, 2003 for the named executive officers:

  AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                           VALUE OF UNEXERCISED IN-THE-
                   SECURITIES    AGGREGATE    UNEXERCISED OPTIONS          MONEY OPTIONS AT FINANCIAL
                   ACQUIRED ON     VALUE     AT FINANCIAL YEAR-END                  YEAR-END
                    EXERCISE     REALIZED             (#)                            (CDN$)
                   -----------   ---------   ---------------------------   ---------------------------
      NAME             (#)        (CDN$)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
      ----         -----------   ---------   -----------   -------------   -----------   -------------
M. A. Rhinelander        -              -      181,250        243,750       1,743,813      2,323,938
M. W. Durishan      82,500        724,425            -         67,500               -        642,775
P. W. Small              -              -       32,500         77,500         255,425        682,775
R. L. Bertrand           -              -       31,250         63,750         296,363        605,588
D. K. Howe          15,000         58,275            -         30,000               -        288,625

Note: The value of the unexercised options is based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange on December 31, 2003 of Cdn$13.25.

RETIREMENT ARRANGEMENTS

         M. A. Rhinelander and R. L. Bertrand are covered by a retirement arrangement established by the Company. It provides for a benefit of 4% of the best three consecutive years of basic salary for each year of service to a maximum of 15 years and 1% per year thereafter. These arrangements provide a maximum benefit guarantee of 60% of base salary after 15 years of service and 70% after 25 years of service. Normal retirement age is 60 years or age 55 with company consent. M.A. Rhinelander has the Company's consent to retire at age 55. Retirement benefits are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive's spouse after the death of the executive. Projected years of credited service at retirement for each of Messrs. Rhinelander and Bertrand is 35 years.

                           EXTENDICARE PROXY CIRCULAR

         Estimated annual benefits payable upon retirement of the specified compensation and years of credited service classifications are as shown in the following table:

                       PENSION PLAN TABLE

                     YEARS OF SERVICE AS AN EXECUTIVE
   BASE      -----------------------------------------------
SALARY ($)      15       20        25        30        35
----------   -------   -------   -------   -------   -------
200,000      120,000   130,000   140,000   140,000   140,000
250,000      150,000   162,500   175,000   175,000   175,000
300,000      180,000   195,000   210,000   210,000   210,000
350,000      210,000   227,500   245,000   245,000   245,000
400,000      240,000   260,000   280,000   280,000   280,000
450,000      270,000   292,500   315,000   315,000   315,000
500,000      300,000   325,000   350,000   350,000   350,000
550,000      330,000   357,500   385,000   385,000   385,000
600,000      360,000   390,000   420,000   420,000   420,000
650,000      390,000   422,500   455,000   455,000   455,000
700,000      420,000   455,000   490,000   490,000   490,000
750,000      450,000   487,500   525,000   525,000   525,000
800,000      480,000   520,000   560,000   560,000   560,000

         M. W. Durishan, P. W. Small and D. K. Howe were not participants in these arrangements, but rather, are participants in a money purchase, 401(K) and deferred compensation plans established for U. S. executives.

TERMINATION OF EMPLOYMENT AGREEMENTS

         M. A. Rhinelander has a termination of employment agreement that provides for one month of salary for each year of service to a maximum of 24 months' severance.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

         The Human Resources Committee of the Board of Directors performs the functions of a compensation committee. The following six outside and unrelated directors served as members of the Committee: Derek H. L. Buntain, Sir Graham Day, David M. Dunlap, Michael J.L. Kirby, Frederick B. Ladly and J. Thomas MacQuarrie, Q.C.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

         The compensation philosophy of the Company is to be competitive with service sector and other health care companies in North America in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Company. U.S. data has been used as a market indicator for salary comparison for the Chief Executive Officer (CEO) and other Senior Officers of the Company. The compensation practices for executives are built around reward systems that recognize financial results and individual performance. Currently, three primary components comprise the executive compensation program: base salary, short-term incentives achieved through annual incentive or bonus payments, and long-term incentives currently provided through periodic stock option grants.

         Base Salary: Base salaries are established by salary ranges developed with the assistance of external consultants. The ranges are intended to be competitive in the markets applicable to the Company's business units and are intended to allow the organization to recruit and retain qualified employees. The Company uses various compensation surveys purchased from independent consultants to provide data to support the development of competitive compensation plans. Proxy circulars from public U.S. health care companies are also reviewed. Movement through these ranges is a function of individual performance, financial results and external market changes.

         Short-term Incentives: The Company also provides an incentive program that is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of profit centre results, corporate results and individual performance as measured against pre-established objectives. The design of the incentive plan was developed with the assistance of independent consultants. Incentive potential or levels for each executive are established based on the individual's ability to contribute to the overall goals and performance of the Company.

                           EXTENDICARE PROXY CIRCULAR

         Long-term Incentives: Long-term compensation is currently comprised of stock options, which are granted periodically at the discretion of the Board under the Company's Stock Option Plan. These options are intended to focus executives on the long-term goals of the Company and the interests of the shareholders. Options are granted to provide employees who have responsibility for the management, growth and future success of the Company with an opportunity for rewards as a result of stock price increases. By this approach, executive and shareholder interests will be closely aligned. (For more information, see "Executive Compensation - Stock Option Plan".) In light of the recent scrutiny regarding stock options as an effective form of compensation, the Human Resources Committee is in the process of reviewing other forms of compensation to promote long-term incentive goals.

         On an annual basis, the Committee reviews the CEO's performance, salary and incentives. In addition to financial results, the Committee considers factors important to the business sector, such as strategic positioning, quality of service, human resources planning and the overall public image of the Company. The evaluation against these criteria is directly related to the incentive payments awarded. Over 70% of the Company's operations are based in the U.S., and all of the Company's named executive officers operate out of the U.S. As a means of recognizing Mr. Rhinelander's exceptional performance as CEO since accepting the position in 2000, and in an attempt to better align his salary with those of the Company's U.S. peer group, the Human Resources Committee, with the Board of Directors' approval, offered Mr. Rhinelander a salary of US$800,000 for 2003, which still left him below his peer group. Given the temporary reductions in U.S. Medicare funding and expense savings programs put in place in the Company's U.S. operations for the first half of 2003, Mr. Rhinelander elected to delay the implementation of his salary increase for a period of six months, to July 1, 2003, and to receive no increase for 2004.

                            SALARY COMPARISON FOR CEO

                                    CASH     TOTAL SALARY   RESTRICTED
       CEO           BASE SALARY    BONUS      AND CASH     SHARE UNITS   OPTIONS
  COMPENSATION          (US$)       (US$)    BONUS (US$)       (US$)        (#)
  ------------       -----------   -------   ------------   -----------   -------
2002

Peer group (note)      821,000     777,000    1,598,000        285,000    281,000

Extendicare            500,000     500,000    1,000,000              -    100,000

2001

Peer group (note)      729,000     926,000    1,655,000      1,403,000    343,000

Extendicare            400,000     200,000      600,000              -    100,000

Note: The peer group is based on the average of the CEO compensation reported by Beverly Enterprises Inc, Manor Care, Inc., Genesis Health Ventures, Inc., Kindred Healthcare, Inc., and Mariner Health Care, Inc., with the base salaries for partial years annualized.

Report submitted by the Human Resources Committee:

Michael J. L. Kirby (Chairman)                       David M. Dunlap
Derek H. L. Buntain                                  Frederick B. Ladly
Sir Graham Day                                       J. Thomas MacQuarrie, Q.C.

                           EXTENDICARE PROXY CIRCULAR

                             SHARE PERFORMANCE GRAPH

         The following graph compares the total cumulative shareholder return (assuming the reinvestment of dividends) for $100 invested in Extendicare's Subordinate Voting Shares (EXE.A) with the Standard & Poor's/TSX Composite Index for the period commencing on December 31, 1998 and ending on December 31, 2003.

           CUMULATIVE VALUE OF $100 INVESTMENT OVER A FIVE-YEAR PERIOD

                              [PERFORMANCE GRAPH]

      FOR THE YEAR               1998     1999     2000     2001     2002     2003
      ------------               ----     ----     ----     ----     ----     ----
S&P/TSX Composite Index         $100.00  $131.59  $141.47  $123.69  $108.30  $137.25
Extendicare (EXE.A)             $100.00  $ 50.00  $ 39.08  $ 60.35  $ 48.28  $152.30

                            COMPENSATION OF DIRECTORS

         Directors who are employees of the Company or any of its subsidiaries are not compensated for their services as directors or members of committees of the Board of Directors of the Company. Directors are required to attain and hold a minimum of 5,000 common shares of the Company. Directors appointed without the minimum share holdings must receive their annual retainer in the form of Subordinate Voting Shares. Once the minimum share holding is attained, directors may elect to receive their annual retainer in the form of cash and/or Subordinate Voting Shares. In addition, Directors are entitled to an annual grant of stock options under the Company's Stock Option Plan.

         During 2003, Directors who were not employees of the Company were entitled to receive the following in Canadian dollars:

                  - annual retainer: $20,000, or $25,000 for Audit Committee members;

                  -        Board Chairman's retainer: $75,000;

                  - Committee Chair retainer: $5,000, or $15,000 for the Chair of the Audit Committee;

                  - Board and Committee meeting fee: $1,500 or $2,250 per meeting depending on length of the meeting;

                  -        telephone conference meeting fee: $750 per meeting;

                  - out-of-town travel fee: 50% of a meeting fee, plus a further 50% for each required overnight stay; and

                  -        related travel and out-of-pocket expenses.

         Directors' fees paid by the Company in 2003 were Cdn$740,000. On May 8, 2003, the Company granted to each of 12 Directors an option to purchase 10,000 Subordinate Voting Shares at a price of Cdn$3.45 per share, which options will expire on May 7, 2008.

         The Board and its committees held 20 meetings during 2003, for which attendance averaged 95%.

                           EXTENDICARE PROXY CIRCULAR

         SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD IN 2003

                           MEETINGS                               MEETINGS
   BOARD / COMMITTEE         HELD        BOARD / COMMITTEE          HELD
   -----------------         ----        -----------------          ----
Board                         6      Human Resources Committee       6
Audit Committee               5      Quality Standards Committee     2
Corporate Governance and
Nominating Committee          1

                     SUMMARY OF DIRECTORS ATTENDANCE IN 2003

                           BOARD   COMMITTEE                     BOARD    COMMITTEE
                         MEETINGS  MEETINGS                     MEETINGS  MEETINGS
       DIRECTOR          ATTENDED  ATTENDED     DIRECTOR        ATTENDED  ATTENDED
       --------          --------  --------     --------        --------  --------
D. H. L. Buntain           5/6      11/11     D.J. Hennigar        6/6       14/14
H. M. Burns                5/6        0/1     M.J.L. Kirby         6/6         9/9
J. G. Day                  6/6        6/7     F.B. Ladly           6/6         9/9
G. S. Dembroski            5/6        4/5     A.G. Libin           6/6         5/5
D. M. Dunlap               6/6      11/13     J.T. MacQuarrie      6/6       11/11
G. A. Fierheller           6/6        5/5     M.A. Rhinelander     6/6       14/14
S. B. Goldsmith            4/6        3/3

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Company carries claims-made insurance coverage with an aggregate policy limit of US$20,000,000 subject to a corporate deductible of US$500,000. Under this insurance coverage, the Company is reimbursed for amounts it pays when indemnifying directors and officers, as permitted or required by law, when the directors and officers have become legally obligated to pay on account of any claim made against them during the period of indemnity covered by the policy. This policy also provides coverage, which is not subject to a deductible, to individual directors and officers to the extent that they are not indemnified by the Company. The insurance coverage for both the Company and its directors and officers contains certain standard exclusions, which could limit the amount recoverable thereunder.

         For the 13 month policy term January 1, 2003 to January 31, 2004, the Company in respect of Extendicare and its subsidiary companies paid a total premium of US$910,825.

                         INDEBTEDNESS TO THE CORPORATION

         The total indebtedness relating to the purchase of securities of Extendicare Inc. incurred by current or former directors, officers and employees of the Company or its subsidiaries as at March 12, 2004 was US$94,205.

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
                       UNDER SECURITIES PURCHASE PROGRAMS

                                        LARGEST AMOUNT        AMOUNT         FINANCIALLY ASSISTED
                       INVOLVEMENT OF    OUTSTANDING     OUTSTANDING AS AT   SECURITIES PURCHASES
NAME AND PRINCIPAL       ISSUER OR       DURING 2003      MARCH 12, 2004          DURING 2003       SECURITY FOR
    POSITION             SUBSIDIARY         (US$)              (US$)                  (#)           INDEBTEDNESS
    --------           --------------   --------------   -----------------   --------------------   ------------
M. A. Rhinelander,         Lender          94,205             94,205                 5,000              Note
President and Chief
Executive Officer

Note: The Company has entered into an agreement with Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. whereby the Company has agreed to loan Mr. Rhinelander up to US$100,000 (the "Loan") to enable him to acquire Subordinate Voting Shares, on the open market from time to time, of the Company (the "Purchased Shares"). The Loan is secured by the Purchased Shares, of which there are 53,500 acquired, is non-interest bearing and is payable upon disposal of the Purchased Shares.

                           EXTENDICARE PROXY CIRCULAR

                          REPORT OF THE AUDIT COMMITTEE

         The Audit Committee consists of six outside and unrelated directors, all of whom are financially literate, appointed by the Board of Directors. The Committee operates within a written mandate, as approved by the Board of Directors, which describes the Committee's objectives and responsibilities. The full text of the Audit Committee Charter is disclosed as Appendix B to this Management Information and Proxy Circular.

         The Committee continues to monitor, and adopt as appropriate, new regulatory requirements (including the provisions of the United States Securities and Exchange Commission (SEC) and those of the New York Stock Exchange) and emerging best practices. The Chief Executive Officer and the Chief Financial Officer of Extendicare certify the information set forth in the consolidated financial statements and related disclosure materials of the Company as required by the SEC.

         In 2003 the Committee met on five occasions to review key financial disclosure reports, receive assurance of the adequacy of financial disclosure controls, and review the work of the Company's internal auditor and that of the external independent auditors, KPMG LLP, including the overall scope and plan for the 2003 audit. The external independent auditors were in attendance at four of the Audit Committee meetings.

         Throughout the year the Committee reviewed with management and the external independent auditors the appropriateness of the Company's accounting and financial reporting, the impact of the adoption of new accounting pronouncements, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Company's financial reporting, and the disclosure of critical accounting policies.

         The Committee reviewed and recommended to the Board for its approval, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public. These included the Company's Audited Consolidated Financial Statements, Annual Report, Annual Information Form, annual Management's Discussion and Analysis (MD&A), and the quarterly financial results (including, the quarterly MD&A and unaudited quarterly consolidated financial statements). Prior to the release of such documents to the public, the Committee met with management, and where applicable, the external independent auditors, to review the documents and receive assurance that they were complete, fairly presented, and in accordance with established principles consistently applied.

         Prior to the issuance of the annual financial statements the Committee met with management, and the internal auditor, and with the external independent auditors. The Committee was assured that management had fulfilled its responsibilities for financial reporting and internal controls and that the external independent auditors had carried out their audit in accordance with their audit plan as approved.

         The Committee met with management and the external independent auditors to discuss the qualitative aspects of the financial statement reporting, which included the appropriateness of the significant accounting policies, management judgements and accounting estimates and other matters arising from the audit. The Committee met with the external independent auditors, without management, and was advised that there were no unresolved issues with respect to the audit.

         In addition, the Committee discussed with KPMG LLP its independence from the Company and management. The Committee reviewed in detail the audit and non-audit related fees paid to KPMG LLP during 2003 and considered the compatibility of the non-audit services with the auditors' independence and concluded that such services did not compromise the independence of the auditors. The Committee has adopted a policy requiring Committee pre-approval of the engagement of KPMG LLP regarding permissible non-audit related matters.

         The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2003.

Report submitted by the Audit Committee:

J. Thomas MacQuarrie, Q.C. (Chairman)       George S. Dembroski
Derek H.L. Buntain                          George A. Fierheller
David M. Dunlap                             Alvin G. Libin

                           EXTENDICARE PROXY CIRCULAR

                              CORPORATE GOVERNANCE

         Under the rules of the Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance. The Company's disclosure is set out in Appendix A to this Management Information and Proxy Circular.

                             ADDITIONAL INFORMATION

         ADDITIONAL INFORMATION ABOUT EXTENDICARE IS CONTAINED IN THE COMPANY'S ANNUAL INFORMATION FORM DATED MAY 16, 2003. COPIES OF THIS DOCUMENT AND OTHER PUBLIC DOCUMENTS OF THE COMPANY ARE POSTED ON ITS WEBSITE AT WWW.EXTENDICARE.COM, OR ARE AVAILABLE UPON REQUEST TO:

Extendicare Inc.
Corporate Secretary
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Phone: 905-470-5534
Fax: 905-470-4003

                              APPROVAL OF DIRECTORS

         The contents and the sending of this Management Information and Proxy Circular have been approved by the Board of Directors.

         DATED at Markham, Ontario this 12th day of March 2004.

By:/s/ Mel Rhinelander                         By:/s/ Mark W. Durishan

Mel Rhinelander                                Mark W. Durishan
President and                                  Vice-President, Finance
Chief Executive Officer                        and Chief Financial Officer

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

                         CORPORATE GOVERNANCE STATEMENT

         Numerous regulatory changes in both Canada and the United States are in progress, many in response to the recent passage of the United States Sarbanes-Oxley Act of 2002 (SOX). Extendicare (the "Company"), as a public company listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), must consider the requirements of both exchanges that apply to the Company, in addition to those of the Canadian securities regulators, SOX, and the U.S. Securities and Exchange Commission (SEC).

         As a foreign private issuer, Extendicare is not required to comply with most of the NYSE corporate governance listing standards (the "NYSE Rules"), and instead may comply with Canadian governance practices. The Company's governance practices are in compliance with the currently applicable NYSE Rules in all significant respects. In particular, the Company is in compliance with the requirements that the majority of directors be "independent", that all the members of the compensation and nominating committees be "independent", that all members of the audit committee be "financially literate", and that at least one member of the audit committee be an "audit committee financial expert". Extendicare is not required to comply with the NYSE Rules governing the independence of Audit Committee members until July 31, 2005. The Company is currently assessing the effect of those rules, and taking all necessary steps to ensure that it will be in compliance with such rules by July 31, 2005.

         Extendicare has presently in force charters for its Board of Directors and the various committees thereof, as well as a Disclosure Policy outlining the rules for timely disclosure of material information and transactions in securities of Extendicare by insiders. In addition, the Company maintains a Board approved Business Conduct Policy for which currently no waivers have been sought or granted. The Company's Business Conduct Policy addresses conflicts of interest, confidentiality, protection of company assets, fair dealing, and compliance with laws, rules and regulations, and it encourages reporting of any illegal or unethical business practices. The Business Conduct Policy is signed by each director, officer and employee of Extendicare. These documents have been posted on the Company's website at www.extendicare.com. In light of the ongoing regulatory changes referred to above, the Company is presently reviewing such charters and policies to ensure compliance as new regulations are implemented.

         In this Appendix, the Company's corporate governance practices are compared with the TSX's guidelines for improved corporate governance (the "TSX Guidelines"). Comments are also included in respect of certain NYSE Rules and SEC rules adopted pursuant to SOX. The Board's Corporate Governance and Nominating Committee has reviewed this response to the TSX Guidelines. The following definitions, as they appear in the TSX Guidelines, are provided to assist the reader with the attached disclosure:

            -  "inside director" means a director who is a member of management;

            - "outside director" means a director who is not a member of management;

            - "related director" means a director who is not an unrelated director or is a member of management;

            - "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding; and

            - "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

         The Company's corporate governance policy is outlined below.

    TSX GUIDELINES                     EXTENDICARE'S GOVERNANCE PRACTICES
------------------------------  ------------------------------------------------
The board of directors should   -  The Board is responsible for overseeing
explicitly assume                  management of the Company. Management, in
responsibility for the             turn, is responsible for the day-to-day
stewardship of the company.        management of the business and affairs of the
                                   Company.

                                - The Board's expectation is that management will seek to maximize shareholder value in a manner that is consistent with good corporate citizenship, including fair treatment of the Company's employees and the provision of quality service to the public.

The board of directors should   -  The Board believes that management is
specifically assume                responsible for the development of long-term
responsibility for the             corporate strategy, while the role of the
following matters:                 Board is to review, question and validate,
                                   and ultimately to approve the strategies
(a) adoption of a strategic        proposed by management. The Board reviews,
    planning process;              among other things, emerging trends,
                                   opportunities, risks and issues with
                                   management on a periodic basis.

                                - In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for significant acquisitions, divestitures and capital expenditures.

                                - Other matters that impact significantly on the operations of the Company are brought to the Board's attention for its input, consideration and approval.

(b) identification of           -  The Board, together with its committees,
    principal risks of the         identifies the principal risks of the
    business and                   Company's business and also reviews the
    implementation of              procedures established by management for
    appropriate systems to         control of such risks.
    manage these risks;
                                -  Specific risks and risk management are
                                   addressed by committees of the Board. For
                                   example:

                                   -  the Audit Committee is charged with
                                      identifying and reviewing with management the financial risks of the Company;

                                   -  the Human Resources Committee is
                                      responsible, among other things, for
                                      addressing risks in the areas of
                                      succession planning; and

                                   -  the Quality Standards Committee is
                                      responsible for monitoring management's
                                      responsibilities for adequate quality
                                      assurance programs and reviewing its
                                      operations against best practices.

(c) succession planning,        -  The Board is responsible for selecting the
    including appointing,          CEO and approving the selection of other
    training and monitoring        senior executives.
    senior management;
                                -  The Corporate Governance and Nominating
                                   Committee oversees the appointment and
                                   succession planning of the position of the
                                   CEO, and makes recommendation to the Board.

                                - The Human Resources Committee oversees the appointment and succession planning of senior management, and makes recommendations to the Board.

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

     TSX GUIDELINES                    EXTENDICARE'S GOVERNANCE PRACTICES
------------------------------  ------------------------------------------------
(d) a communications policy;    -  The Board has adopted a Disclosure Policy,
    and                            and assigned a committee consisting of the
                                   CEO, Chief Financial Officer, Investor
                                   Relations Manager, and Corporate Secretary to
                                   be responsible for overseeing the Company's
                                   disclosure practices.

                                -  The objective of the Disclosure Policy
                                   Committee is to ensure that communications to the investing public about the Company are;
                                   timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

                                -  The Board reviews and, where required,
                                   approves news releases of a material nature and statutory disclosure documents prior to their public distribution.

                                - The Company conducts quarterly financial results conference calls that are open to all interested parties. Archived recordings of the calls are posted on the Company's website.

                                - Investor inquiries and concerns are handled promptly by the offices of the CEO and the Chief Financial Officer.

                                - Corporate information (such as quarterly and annual financial statements, press releases and investor presentations) is posted on the Company's website at www.extendicare.com.

(e) integrity of internal       -  With the assistance of the Audit Committee,
    control and management         the Board ensures the integrity of the
    information systems.           Company's internal control and management
                                   information systems.

The board of directors should   -  The Board has considered the relevant
be constituted with a majority     definitions in the TSX Guidelines, and those
of individuals who qualify as      of the NYSE Rules regarding unrelated
unrelated directors. If the        directors and director independence, and has
company has a significant          determined that of the Company's 13 directors
shareholder, in addition to a      (current and proposed slate of candidates),
majority of unrelated              12 are unrelated and "independent" directors.
directors, the board should        Mr. Rhinelander is a related director due to
include a number of directors      his position as an officer of the Company and
who do not have interests in       its subsidiaries.
or relationships with either
the company or the significant  -  Messrs. Ladly and Burns are former executive
shareholder and which fairly       officers of the Company, with terms of
reflects the investment in the     employment that ended in 1997 and 1992,
company by shareholders other      respectively. The Board has determined that
than the significant               sufficient time has lapsed to consider these
shareholder.                       individuals to be free from any interest that
                                   might affect their ability to act in the best
The board of directors should      interests of the Company.
be responsible for applying
the definition of "unrelated    -  Mr. Burns represents the interests of
director" to the circumstances     Kingfield Investments Limited, while Mr.
of each individual and should      Hennigar represents the interests of Scotia
disclose annually the analysis     Investments Limited. These two companies,
of the application of the          together with 875760 Ontario Inc., have an
principles supporting this         agreement to act in concert (see "Principal
conclusion.                        Holders of Subordinate Voting Shares and
                                   Multiple Voting Shares). Such agreement
                                   represents a significant minority holding of
                                   the Company (i.e. 48% of the votes). The TSX
                                   Guidelines and the NYSE Rules indicate that
                                   share ownership would not preclude the
                                   application of the definition of an unrelated
                                   director. Furthermore, the remaining ten
                                   unrelated directors do not have interests in
                                   or relationships with either the Company or
                                   the significant minority shareholders, with
                                   the result that the investment in the Company
                                   by its other shareholders is fairly reflected
                                   in the composition of the Board.

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

       TSX GUIDELINES                  EXTENDICARE'S GOVERNANCE PRACTICES
------------------------------  ------------------------------------------------
The board of directors should   -  The Board has appointed the Corporate
appoint a committee composed       Governance and Nominating Committee to, among
exclusively of outside             other things: make recommendations as to the
directors, a majority of whom      size and composition of the Board; review
are unrelated directors, with      qualifications of potential candidates for
the responsibility for             election to the Board; recommend the slate of
proposing new nominees to the      nominees for presentation at the annual
board and for assessing            shareholders' meeting; make recommendations
directors on an ongoing basis.     with respect to the membership of committees;
                                   and periodically assess the performance of
The board of directors should      the Board and its various committees.
implement a process to be
carried out by an appropriate   -  Nominees for the position of Chairman of the
committee for assessing the        Board are the responsibility of the full
effectiveness of the board,        Board.
its committees and the
contribution of individual      -  The Corporate Governance and Nominating
directors.                         Committee is composed of six directors, all
                                   of whom are outside and unrelated directors,
                                   and for the purposes of the NYSE Rules, are
                                   considered "independent".

The company should provide an   -  The orientation of new directors consists of
orientation and education          a presentation regarding their general
program for new recruits to        responsibilities as directors. In addition,
the board.                         an executive of each of the main operating
                                   divisions provides new directors with an
                                   overview of current issues and business
                                   strategies.

                                -  Management on a regular basis gives
                                   presentations to the Board on various aspects relevant to the business, in addition to providing the directors with updates on business and governance initiatives.

                                - In addition, Board meetings are combined with tours of the Company's facilities so that the directors can gain greater insight into the Company's business operations.

The board of directors should   -  The Board has determined that 13 directors is
examine its size and determine     an appropriate number at the current time,
the impact of the number of        given the Company's structure and needs, as
directors on the effectiveness     this permits the Board to be large enough for
of decision-making.                diversity of experience and opinion, yet
                                   small enough to allow for efficient operation
                                   and decision-making.

The board of directors should   -  The Human Resources Committee is responsible
review the adequacy and form       for reviewing and recommending directors'
of the compensation of             compensation. It reviews external surveys to
directors and ensure the           compare the compensation paid by the Company
compensation realistically         with compensation paid to directors in other
reflects the responsibilities      organizations. In addition, the Committee
and risk involved in being an      considers time commitment, risks and
effective director.                responsibilities.

                                -  In recommending the form of directors'
                                   compensation, the Committee seeks to align the interests of directors and shareholders.
                                   As such directors are required to attain and hold a minimum of 5,000 common shares of the Company.

                                - The Human Resources Committee is composed of six directors, all of whom are outside and unrelated directors, and for purposes of the NYSE Rules are considered "independent".

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

                                                                      APPENDIX A

       TSX GUIDELINES                      EXTENDICARE'S GOVERNANCE PRACTICES
--------------------------------    ------------------------------------------------
Committees of the board of          -  Each Committee is composed exclusively of
directors should generally be          outside directors, all of whom are unrelated
composed of outside directors,         to the Company, and for purposes of the NYSE
a majority of whom are                 Rules, are "independent".
unrelated directors, although
some board committees may           -  The Chairman of the Board and the CEO
include one or more inside             currently participate in committee meetings
directors.                             as ex-officio members.

The board of directors should       -  The Corporate Governance and Nominating
expressly assume responsibility        Committee oversees issues of corporate
for, or assign to a committee          governance as they apply to the Company and
of the board the general               recommends amendments to the Company's
responsibility for, developing         corporate governance procedures where
the company's approach to              appropriate.
governance issues. This
committee would, among other
things, be responsible for the
company's response to these
guidelines.

The board of directors,             -  Guidelines for the Board have been
together with the CEO, should          established defining the role and
develop position descriptions          responsibility of the Board and setting out
for the board and for the CEO,         those matters requiring Board approval. The
involving the definition of            Board has delegated to senior management the
the limits to management's             responsibility for day-to-day management of
responsibilities. In addition,         the business of the Company. In addition to
the board should approve or            those matters, which must by law be approved
develop the corporate                  by the Board, the Board retains
objectives, which the CEO is           responsibility for significant changes in the
responsible for meeting.               operations of the Company.

                                    -  The Human Resources Committee together with
                                       the CEO have developed a position description
                                       for the CEO, together with the corporate
                                       objectives that the CEO is responsible for
                                       meeting.

                                    -  On an annual basis, the Human Resources
                                       Committee reviews the CEO's performance, salary and incentive for recommendation to the Board for its approval.

The board of directors should       -  The majority of the Board, 12 out of 13, are
have in place appropriate              unrelated, acting independently of
structures and procedures to           management.
ensure that the board can
function independently of           -  The role of the Chairman and CEO are
management.                            separate.

                                    - Each committee of the Board is comprised solely of unrelated directors.

                                    -  The Board and its committees meet
                                       periodically without management.

The board of directors should       -  Any director may engage outside advisors, at
implement a system that                the expense of the Company, with respect to
enables an individual director         the affairs of the Company, upon review of
to engage an outside advisor,          such matter with the Corporate Governance and
at the expense of the company          Nominating Committee.
in appropriate circumstances,
subject to the approval of an
appropriate board committee.

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

                                                                      APPENDIX A

       TSX GUIDELINES                  EXTENDICARE'S GOVERNANCE PRACTICES
------------------------------  ------------------------------------------------
The audit committee of the      -  The Audit Committee is comprised of six
board of directors should: be      directors, all of whom are outside and
composed only of outside           unrelated directors.
directors; have a specifically
defined mandate; have direct    -  All members of the Committee are considered
communication channels with        by the Board to be financially literate, in
the internal and external          that they maintain the ability to read and
auditors; and include              understand a balance sheet, an income
oversight responsibility for       statement and a cash flow statement.
management reporting on
internal control, i.e. to       -  Three members of the Committee, Messrs.
ensure that management has         Dembroski, Buntain and MacQuarrie, are
designed and implemented an        considered by the Board to each qualify as an
effective system of internal       "audit committee financial expert" as defined
control.                           by the SEC rules. They each have the ability
                                   to analyze and interpret a full set of
                                   financial statements, including the notes
                                   attached thereto, in accordance with
                                   generally accepted accounting principles.
                                   Specifically, Mr. Dembroski is a Chartered
                                   Accountant, and in addition to his audit
                                   experience of public company financial
                                   statements, his work experience with RBC
                                   Dominion Securities in the Investment Banking
                                   and Merger and Acquisition departments
                                   included extensive involvement with financial
                                   statement analysis. Mr. Buntain is President
                                   of The Dundee Bank, holds an MBA, is a Fellow
                                   of the Canadian Securities Institute, and was
                                   a licensed broker and director of investment
                                   firms. His extensive work experience included
                                   positions as a Director of Research for an
                                   investment dealer and Director of Corporate
                                   Finance and Mergers & Acquisitions where
                                   financial analysis was a crucial component.
                                   Mr. MacQuarrie is a Senior Partner of Stewart
                                   McKelvey Stirling Scales, with Bachelor
                                   degrees in Law and Commerce from Dalhousie
                                   University. In addition, as an International
                                   Legal Studies Fellow, he did postgraduate
                                   work in law and labour relations at the
                                   University of Pennsylvania Law School and at
                                   the Wharton School of Business. Mr.
                                   MacQuarrie has gained extensive experience
                                   with financial statement preparation and
                                   analysis through his diversified practice in
                                   corporate and commercial transactions
                                   including formations, financings, securities
                                   and reorganizations. In addition, he has been
                                   a member and Chair of this Committee for over
                                   twenty years.

                                - The Audit Committee is mandated by the Board to: review the interim and audited financial statements, including the Management's
                                   Discussion and Analysis; review all public disclosure documents containing audited or unaudited financial information; make recommendations regarding the appointment of independent auditors and their remuneration;
                                   review any proposed changes in accounting practice or policies; review the nature, scope and results of the external audit; and review with the external and internal auditors, and management, the adequacy of the Company's internal accounting control procedures.

                                - The external auditors attend each meeting of the Committee regarding the review of interim and audited financial statements, and the Committee meets with the external auditors independently of management at least once a year.

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

                                                                      APPENDIX B

                                EXTENDICARE INC.

                             AUDIT COMMITTEE CHARTER

1. The Audit Committee of the Corporation shall be appointed annually by the Board of Directors and consist of not fewer than three nor more than six directors.

2. The Audit Committee of the Corporation shall consist of at least one member who qualifies as a financial expert, as interpreted by the Board of Directors in its business judgement from time to time.

3. The Chairperson of the Audit Committee and the other members of the Audit Committee shall:

         a) be independent and no member shall have a material business relationship with the Corporation unless the Board of Directors determines in its business judgement, from time to time, that the relationship does not interfere with the exercise of that member's independent judgement and independence from management and the Corporation;

         b) be financially literate as this qualification is interpreted by the Board of Directors in its business judgement from time to time or must become financially literate within a reasonable period of time after appointment to the Audit Committee;

         c) not be an officer or employee of the Corporation, nor a compensated officer or employee of a subsidiary of the Corporation, nor have been such within the three year period next preceding the appointment of the director to the Audit Committee; and

         d) not receive, either directly or indirectly, any other compensation from the Corporation or any affiliate of the Corporation, other than in the member's capacity as a member of the Board of Directors and any Board Committee.

4. The Board of Directors will exercise its business judgement to determine a director's eligibility to be a member of the Audit Committee including a determination regarding the independence of a director.

5.       The scope of the responsibilities of the Audit Committee include:

         a) reviewing and evaluating the performance of the external auditors annually or more frequently as required and recommending their appointment or reappointment by the Shareholders of the Corporation;

         b) reviewing the audit plan with the external auditor and with management;

         c) reviewing with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting and any significant financial reporting issues occurring or discussed during the fiscal period and the method of resolution;

         d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues with which there was a disagreement with management;

         e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

         f) reviewing all post-audit or management letters, containing the recommendations of the external auditor, and management's response and subsequent follow-up to any identified weaknesses or significant comments;

         g) reviewing interim unaudited financial statements before release to the public and where authorized by the Board of Directors, approving the interim unaudited financial statements;

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

                                                                      APPENDIX B

         h) reviewing and recommending approval to the Board of Directors, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public, including any prospectus, quarterly and annual financial statements, management's discussion and analysis, the annual report and the annual information form;

         i) reviewing the evaluation of internal controls by the external auditor, together with management's response;

         j) reviewing with management all issues of operational risk management, including insurance coverages maintained by the Company, legal exposure, including legal claims or other contingencies as well as tax assessments that could have a material effect upon the financial position or operating results of the Company, management compliance with regulatory requirements, conflicts of interest, and other related matters, in the exercise of its business judgement that it considers as having or tending to have a material impact on the financial position of the Corporation;

         k) reviewing with management any allegations of fraud, or other impropriety, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;

         l) reviewing the appointment of the chief financial officer and of any key financial executive involved in the financial reporting process or any changes in any of these positions;

         m) reviewing and reporting to the Board of Directors on the appointment, replacement, reassignment or dismissal of the internal auditor;

         n)       reviewing the terms of reference of the internal auditor;

         o)       reviewing the annual plan of the internal auditor;

         p) reviewing the reports of the internal auditor with respect to control and financial risk and any other matters appropriate to the duties of the Audit Committee. The Audit Committee shall review the adequacy and appropriateness of management's response, including implementation thereof; and

         q) reviewing and approving the reporting relationship of the internal auditor to ensure that an appropriate segregation of duties is maintained and that the internal auditor has an obligation to report directly to the Audit Committee on matters affecting the duties of the Audit Committee without regard to the internal auditor's other reporting relationships.

6. The Audit Committee shall take all necessary steps, which in its business judgement are necessary, to assure the objectivity and independence of the external auditor, including:

         a) reviewing and approving the terms of the external auditor's engagement, the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

         b) when there is to be a change of auditor, reviewing all issues related to the change, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

         c) reviewing all reportable events, including disagreements, unresolved issues and consultations on a routine basis;

         d) establishing and maintaining procedures for preapproval by the Audit Committee of all proposed non-audit services to be provided by the external auditor's firm or its affiliates, together with estimated fees, and considering the impact of these on the independence of the external auditor; and

         e) obtaining from the external auditor on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Corporation, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor, and for recommending that the Board of Directors take appropriate action in response to the external auditor's report to satisfy itself of the outside auditor's independence.

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

                                                                      APPENDIX B

7. The Audit Committee should review and ensure that procedures are in place for the:

         a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

         b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

8. The Audit Committee shall meet as often as it deems appropriate to discharge its responsibilities and in any event at least four times per year. The meetings will be scheduled so as to permit timely review and consideration of the interim and annual financial statements as well as allowing sufficient time to consider and review the audit plan with management and the external auditors. Additional meetings may be held as deemed necessary by the Chairperson of the Audit Committee or as requested by any member of the Audit Committee or the external auditors.

9. The Audit Committee, annually, shall review and reassess the adequacy of the Audit Committee Charter and report thereon to the Board of Directors of the Corporation.

10. The minutes of all meetings of the Audit Committee shall be provided to the Board of Directors of the Corporation. Oral reports by the Chairperson of the Audit Committee on recent matters not yet minuted shall be provided to the Board of Directors of the Corporation at the next meeting of the Board following the meeting of the Audit Committee.

11. The Audit Committee, as it deems necessary in the exercise of its business judgement, may conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee is authorized to retain independent professionals to assist in the conduct of any investigation.

12. The Audit Committee, annually, will prepare a report for inclusion in the Corporation's Management Information and Proxy Circular relating to its annual shareholders' meeting. That report will include a statement whether the Audit Committee has:

         (a) reviewed and discussed the audited financial statements with management;

         (b) reviewed and discussed the audited financial statements with the external auditors;

         (c) received from the external auditors a report of all of its relationships with the Corporation and has discussed with the external auditors the external auditors' independence; and

         (d) recommended that the audited financial statements of the Corporation be included in the Corporation's annual report, distributed to the shareholders and regulatory authorities as required by law or regulation.

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

                               [EXTENDICARE LOGO]